Exhibit to Item 77C:

   Tweedy, Browne Fund Inc. (the "Company") submitted a matter to a vote of security holders at the Annual Meeting of Stockholders on April 4, 2008. The sole purpose of the meeting was to elect six members of the Board of Directors of the Company to serve until the next Stockholder meeting or until their successors are elected and qualified
("Proposal 1"). The proposal was approved by the stockholders and the results of the voting are as follows:

Proposal 1:  Election of Directors


                            FOR           WITHHELD          UNVOTED

Paul F. Balser         172,079,033.65    1,308,379.50     106,144,541.85
Bruce A. Beal          172,086,464.64    1,301,248.51     106,144,541.85
Christopher H. Browne  171,170,789.02    2,216,924.13     106,144,541.85
John C. Hover II       172,105,146.02    1,282,567.13     106,144,541.85
Richard B. Salomon     172,076,904.00    1,310,809.15     106,144,541.85
Thomas H. Shrager      168,211,000.12    5,176,713.03     106,144,541.85